DC

No Act
P.E. 12-28-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047024

February 15, 2007

James C. Johnson
Vice President, Corporate Secretary &
Assistant General Counsel
The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 02/15/2007

Re: The Boeing Company
Incoming letter dated December 28, 2006

Dear Mr. Johnson:

This is in response to your letter dated December 28, 2006 concerning the shareholder proposal submitted to Boeing by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

12927

James C. Johnson
Vice President,
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

BOEING

December 28, 2006

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by John Chevedden for Inclusion in The Boeing Company 2007 Proxy Statement

Dear Sir or Madam:

On November 22, 2006, The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"), received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from John Chevedden (the "***Proponent***" or "***Mr. Chevedden***"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2007 Annual Meeting (the "***2007 Proxy Statement***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), we hereby file six copies of this letter and the Proposal, which is attached to this letter as ***Exhibit A***. The Company presently intends to file its definitive proxy materials on March 23, 2007, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2007 Proxy Statement with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to Mr.

Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. Please fax any response by the Staff to this letter to (312) 544-2829 at my attention. We hereby agree to promptly forward to Mr. Chevedden any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence from Mr. Chevedden relating the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as ***Exhibit B***.

BOEING

The Proposal

The Proposal relates to shareholder rights plans, which are sometimes referred to as "poison pills." The Proposal states, in relevant part:

RESOLVED: Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

The Company does not currently maintain a shareholder rights plan. The Company's policy, adopted by the Company's Board of Directors (the "***Board***") in February 2006 (the "***Policy Statement***"), provides as follows:

Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a shareholder vote or redeem the plan or cause it to expire. If the rights plan is not approved by a majority of the votes cast on this issue, the plan will immediately terminate.

The Company has included the Policy Statement in its Corporate Governance Principles, which are available on the Company's website. A copy of the Policy Statement, as adopted by the Board and currently appearing on the Company's website, is attached as ***Exhibit C***.

The Staff previously concurred that Boeing could exclude from its 2006 proxy statement a similar shareholder rights plan shareholder proposal submitted by the Proponent because the Company had substantially implemented such proposal pursuant to Rule 14a-8(i)(10). *See The Boeing Co.* (Mar. 15, 2006) (Recon.).

BOEING

Summary of Basis for Exclusion

We believe that Boeing may properly exclude the Proposal from the 2007 Proxy Statement and form of proxy pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Analysis

I. Rule 14a-8(i)(10) and Shareholder Rights Plan Shareholder Proposals

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976) (the "***1976 Release***"). The Commission has refined Rule 14a-8(i)(l0) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "***1983 Release***"). The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text

(May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

BOEING

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the essential objective of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See* 1983 Release; *AMR Corp.* (Apr. 17, 2000); *Masco Corp.* (Mar. 29, 1999); *Erie Indemnity Co.* (Mar. 15, 1999).

The Proposal is the most recent variation in a line of proposals that have been submitted to many companies by Mr. Chevedden, or shareholders who designated Mr. Chevedden as their representative. Over the last several years, dozens of public companies have determined to redeem or not to renew shareholder rights plans.[1] In addition, companies that redeemed their shareholder rights plans and companies that did not have a shareholder rights plan in place have adopted policies to the effect that the company will not adopt a shareholder rights plan unless that rights plan is submitted to a shareholder vote. As a result of these corporate governance initiatives by companies, the Staff, in approximately 54 instances over the last three years, has granted no-action relief under Rule 14a-8(i)(10) (including to Boeing) with respect to similar proposals submitted by shareholders (the majority of whom were Mr. Chevedden or those who had designated Mr. Chevedden as their representative) when the companies have adopted corporate governance policies similar to the Policy Statement. *See, e.g., Sun Microsystems, Inc.* (Sept. 12, 2006); *RadioShack Corporation* (Mar. 14, 2006); *Tiffany & Co.* (Mar. 14, 2006); *Verizon Communications Inc.* (Feb. 16, 2006); *Sempra Energy* (Jan. 25, 2006); *General Motors* (Mar. 14, 2005); *Allegheny Energy Co.* (Mar. 9, 2005); *The Boeing Co.* (Mar. 9, 2005); *The Home Depot, Inc.* (Mar. 7, 2005); *Electronic Data Systems Corp.* (Mar. 2, 2005); *Morgan Stanley* (Feb. 14, 2005), *Genuine Parts Co.* (Jan. 3, 2005); *Kimberly-Clark Corp.* (Dec.

[1] For example, 155 companies have redeemed their shareholder rights plans since January 1, 2003, including 55 companies in the S&P 500. *See* SharkRepellent.net (searched on November 1, 2006).

22, 2004); *Southwest Airlines Co.* (Mar. 31, 2004) (Recon.); *Borders Group, Inc.* (Mar. 1, 2004); *Bank of America Corp.* (Mar. 1, 2004); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (Recon.); *Honeywell International Inc.* (Jan. 27, 2004); *Citigroup* (Feb. 25, 2003).

BOEING

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(10) Because the Policy Statement Substantially Implements the Proposal

We believe that the Policy Statement substantially implements the Proposal and that, accordingly, the Proposal properly may be excluded from the 2007 Proxy Statement in reliance on Rule 14a-8(i)(10). Specifically, the Policy Statement requires that any shareholder rights plan be submitted to a shareholder vote *before* adoption, unless the Board in the exercise of its fiduciary duties determines that adopting the shareholder rights plan without the delay required to seek a shareholder vote is in the best interests of Boeing and its shareholders (referred to herein as a "***fiduciary out***"). As further described in the opinion of Delaware counsel, Richards, Layton & Finger, which is attached hereto as ***Exhibit D***, the limited fiduciary out provision contained in the Policy Statement is required under Delaware law to satisfy the fiduciary duties of the directors. As this opinion states in relevant part:

Because the Board is required under Delaware law to exercise its fiduciary duties in managing the business and affairs of the Company, it may not commit to divest itself of its duty to take any action, including the adoption of a rights plan, that it determines to be in the best interests of the Company and its stockholders. As a result, any Board policy or bylaw restricting the ability of the Board to adopt a rights plan must contain a "fiduciary out" clause that would enable the Board to adopt a rights plan without seeking a stockholder vote if the Board, in the exercise of its fiduciary duties, determines that doing so is in the best interests of the Company and its stockholders....because the [bylaw proposed by the Proposal] does not include a "fiduciary out" clause that would enable the Board to adopt a rights plan without seeking a stockholder vote if the Board, in the exercise of its fiduciary duties, determines that doing so is in the best interests of the Company and its stockholders, the [bylaw proposed by the Proposal], if implemented, would be invalid under [Delaware] General Corporation Law.

BOEING

Given the conclusion of Delaware counsel that the fiduciary out in the Policy Statement is required by Delaware law, the Board has addressed the underlying concerns of the Proposal to the maximum extent permitted by law. Moreover, the Staff has permitted the exclusion of similar proposals, on a substantially implemented basis, to companies that have determined that the "fiduciary out" is required under Delaware law. *See, e.g., RadioShack Corporation* (Mar. 14, 2006); *Tiffany & Co.* (Mar. 14, 2006); *The Home Depot, Inc.* (Mar. 7, 2005); *Hewlett-Packard Co.* (Dec. 24, 2003).

We note that in several instances, the Commission granted relief even though the company shareholder rights plan policies differed from the proposals with regard to the time period in which a shareholder rights plan must be submitted to the shareholders for a vote. *See, e.g., General Motors Corp.* (Mar. 14, 2005) ("*General Motors*") (proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . if the board acts on its own to adopt a rights plan . . . such rights plan will be submitted by the Board within 12 months . . . to a vote by the shareholders"); *Allegheny Energy, Inc.* (Mar. 9, 2005) ("*Allegheny*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a rights plan is adopted by the Board without prior shareholder approval, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders"); *The Home Depot, Inc.* (Mar. 7, 2005) ("*Home Depot*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a shareholder rights plan is adopted without prior shareholder approval, the plan must be ratified by shareholders within one year . . . [a]bsent such ratification, the shareholders rights plan will expire on the first anniversary of its effective date"); *Electronic Data Systems Corp.* (Mar. 2, 2005) ("*EDS*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a Rights Plan is adopted by the EDS Board without prior shareholder approval, however, the Plan must provide that it shall expire within one year of adoption unless ratified by shareholders"); *Raytheon Co.* (Jan. 26, 2005) ("*Raytheon*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders").

BOEING

The Commission has also granted relief where the proposal called for the submission of a shareholders rights plan to a vote of shareholders as soon as possible but the company policy statement provided for up to one year. *See, e.g., Bristol-Myers Squibb Company* (Feb. 11, 2004) ("*Bristol-Myers*") (where proposal sought to require that any rights plan adopted by the board be submitted to a shareholder vote "at the earliest possible shareholder election" and the company policy provided that any rights plan adopted without shareholder approval "shall expire unless ratified by the shareholders within one year of adoption"). In permitting these proposals to be excluded, the Staff has not emphasized the specific time period within which the matter must be submitted to the shareholders for a vote. Here, the Proposal asks for a shareholder vote "as soon as possible" whereas the Policy Statement provides that "[i]f the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a shareholder vote or redeem the plan or cause it to expire." We submit that the Policy Statement effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a-8(i)(10). As the Company's Board has done, the company boards' in *General Motors*, *Allegheny, Home Depot*, *EDS, Raytheon* and *Bristol-Myers* adopted policies requiring that, if the board adopts a shareholder rights plan without shareholder approval, the plan will be submitted to shareholders for approval/ratification and/or redeemed or caused to expire within a specified time period.

III. The Policy Statement Substantially Implements the Proposal Even Though It Is Not Included in the Company's Amended and Restated By-Laws or Certificate of Incorporation

As noted above, for purposes of deciding whether a company's actions substantially implement a shareholder proposal under Rule 14a-8(i)(10), the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff's determination that companies could exclude various versions of proposals similar to the Proposal demonstrates the Staff's repeated concurrence that the essential objective of the Proposal is preventing Boeing from adopting or maintaining a shareholder

BOEING

rights plan unless it has been submitted to a vote of the shareholders. The Policy Statement achieves this objective because it requires shareholder approval of shareholder rights plans (except for those adopted pursuant to the "fiduciary out," as discussed above). Thus, the Company's policies, practices and procedures under the Policy Statement "compare favorably" with those sought under the Proposal, because the Policy Statement implements the essential objective of the Proposal.

The primary difference between the Proposal and the Policy Statement is the manner in which the Policy Statement was implemented—through a Board-approved policy rather than an amendment to the Company's Amended and Restated By-Laws or Certificate of Incorporation. We believe that this variation is not a valid basis for distinguishing the Policy Statement from the Proposal, because the Staff has recognized, as discussed below, that proposals can be "substantially implemented" by means other than that requested by the proponent.

A. Shareholder Proposals Can Be Substantially Implemented by Means Other Than That Requested by the Proponent

Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by the actions of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." 1976 Release. The focus of Rule 14a-8(i)(10) is on whether "particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the means of implementation. This was recently highlighted in *Intel Corp.* (Feb. 14, 2005), in which the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through the Financial Accounting Standards Board's adoption of Statement 123(R), requiring the expensing of stock options. Although the proponent asserted that adoption of the accounting standard was different than company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting rule

BOEING

had substantially implemented the proposal. Moreover, last year the Staff concurred in the Company's exclusion of a similar shareholder rights plan proposal, requesting that "[i]f practicable, the substance of this proposal should be included in our charter and bylaws" when the Company had substantially implemented the proposal through adoption of a policy. *The Boeing Co.* (Mar. 15, 2006) (Recon.); *see also Sun Microsystems, Inc.* (Sept. 12, 2006) (concurring that a proposal, similar to the Proposal, requesting shareholder approval of a shareholder rights plan through charter or bylaw inclusion had been substantially implemented through the company's adoption of a policy).

The attached legal opinion from Richards, Layton & Finger (***Exhibit D***) confirms that, "[t]o the extent the Proposal requires the Board to amend the Certificate of Incorporation without considering the advisability of such amendment and submitting it to a [shareholder] vote, the Proposal, if adopted by the [shareholders], would be invalid under Delaware law." As a result, the request in the Proposal that the Board "adopt a bylaw or charter amendment," cannot be satisfied with respect to a charter amendment.

The Policy Statement fully effectuates the Proposal because, regardless of whether embodied in a corporate governance policy or a bylaw, the Policy Statement would operate in the same manner. Under Delaware law, only a company's board of directors has the ability to implement a shareholder rights plan. The Policy Statement responds to and implements the Proposal by setting forth a process that must be followed by the Company's Board in considering and, if it determines to do so, implementing a shareholder rights plan. This process will be the same regardless of whether it is set forth in a corporate governance policy or bylaw: the Company's Board will adopt a shareholder rights plan only if it first submits the shareholder rights plan to a shareholder vote, unless the Board determines, in the exercise of its fiduciary duties, that, due to timing concerns, it is in the best interests of the company's shareholders to adopt a shareholder rights plan without delay. The attached legal opinion from Richards, Layton & Finger (***Exhibit D***) confirms that under Delaware law, the Board's duties, process and analysis under the Policy Statement is the same regardless of whether the Policy Statement is set forth in a corporate governance policy or in the Company's Amended and Restated By-laws.

BOEING

B. Granting No-Action Relief Is Consistent With The History, Purpose And Application of Rule 14a-8(i)(10)

Granting no-action relief with respect to the Proposal would be consistent with the history and purpose of Rule 14a-8(i)(10) because, in adopting the Rule, the Commission rejected a "formalistic" approach. The purpose of this exclusion, as articulated by the Commission, is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. In the case of the Proposal, Boeing has acted favorably on the matter through the Policy Statement, and thus, shareholders should not have to consider the Proposal.

The review of the administrative history of Rule 14a-8(i)(10) set forth in Section II above illustrates the extent to which the Commission intended to reject a "formalistic" approach to this basis for excluding shareholder proposals. Moreover, the Proposal's statement that "a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy" does not create a basis for distinguishing the Proposal from the approximately 54 times in the last three years where the Staff concurred that company policies similar to the Policy Statement substantially implemented shareholder proposals similar to the Proposal. The operation of the Policy Statement and the Board's processes and fiduciary duties under the Policy Statement are identical regardless of where the Policy Statement is embodied. *See, e.g., Consumers Bancorp, Inc.* (Aug. 11, 2003) (concurring that the company substantially implemented a proposal requesting that directors of the company and its subsidiaries "not be compensated for service on the Board or its Committees" where the boards of the company and the subsidiaries passed resolutions eliminating all such compensation, even though they could restore such compensation in the future).

We recognize that there have been instances in the past where the Staff has not concurred that a company could exclude a proposal that requested that a governance change be effected through a bylaw or certificate of incorporation when the company sought to effect the change through another mechanism. *See, e.g., Lucent Technologies Inc.* (Oct. 28, 2004) (company policy providing for shareholder approval of golden parachutes did not substantially implement a shareholder proposal, requesting a bylaw to that effect); *PG&E, Corp.* (Feb. 28, 2002) (company policy on confidential voting did not substantially implement a shareholder proposal requesting that the company amend its

BOEING

bylaws to require confidential voting). However, as discussed below, we believe that this distinction is inconsistent with the Commission's rejection of a "formalistic" approach to the substantially implemented exclusion in Rule 14a-8(i)(10). The Company's Board, in the exercise of its fiduciary duties, determined that the best method of addressing the matter was to maintain the Policy Statement rather than amend the Company's Amended and Restated By-laws or Certificate of Incorporation. This distinction does not warrant the Company's shareholders' having to address a matter that has "already been favorably acted upon by management." 1976 Release. Moreover, various Commission rules and securities market listing standards recognize that significant corporate governance practices and provisions may be implemented by means other than a company's bylaws or certificate of incorporation (e.g., committee charters and corporate governance guidelines).[2]

C. Denial of No-Action Relief Would Render Rule 14a-8(i)(10) A Nullity

In adopting amendments to the predecessor of Rule 14a-8(i)(10), the Commission expressly rejected a "formalistic" approach. It was concerned that proponents were successfully convincing the Staff to permit inclusion of proposals when the policy or practice implemented by the company differed from the proposal by only a few words. *See* 1983 Release. This is exactly the result that will be achieved if the Proponent is permitted to include the Proposal in the 2007 Proxy Statement. In the future, proponents will merely reference possible inclusion of a proposal's subject matter in a company's bylaws or certificate of incorporation and thereby evade the intent of Rule 14a-8(i)(10). Shareholders will then be forced to consider matters that "have already been favorably acted upon by the management" or the board of directors. *See* 1976 Release.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the 2007 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

---

[2] *See* Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters); NYSE Listed Company Manual § 303A.09 (2004) (relating to adoption and disclosure of companies' corporate governance guidelines).

BOEING

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

James C. Johnson by Deborah Telman

James C. Johnson
Corporate Secretary

Enclosures

cc: John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden

November 22, 2006

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[Rule 14a-8 Proposal, November 22, 2006]

3 – Subject Any Future Poison Pill to a Shareholder Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been terminated.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 sponsors this proposal.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

According to the book *Power and Accountability* by Nell Minow and Robert Monks: "All poison pills raise question of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders..."

Subject Any Future Poison Pill to a Shareholder Vote
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, November 24, 2006 8:34 PM
To: Pacioni, Mark R
Subject: Rule 14a-8 Proposals

Mr. Pacioni,
Please see the fax copies of the rule 14a-8 proposals for the correct formatting.
Sincerely,
John Chevedden

[Rule 14a-8 Proposal, November 19, 2006]
3 Performance Based Stock Options
Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

³Performance-based² equity compensation is defined here as:
(a) Indexed stock options, the exercise price of which is linked to an industry index;
(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value

Warren Buffett criticized standard stock options as ³a royalty on the passage of time² and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting équity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

It is also important to take a step forward and support this one proposal since our 2006

executive pay practices were not impeccable. For instance in late 2006 The Corporate Library http://www.thecorporatelibrary.com/, an independent investment research firm, reaffirmed its overall rating of D for the Boeing Company. The main concern related to our CEO pay practices.
The golden hello awarded to CEO James McNerney merely served as a reminder that awarding long-term pay to executives to make up for long-term pay allegedly foregone elsewhere completely undermines the entire point of such pay. In no case is any of this pay dependent on performance.

In "making whole" McNerney's supplemental retirement benefits, his eventual annual pension will be based on a calculation of "50% of his highest three-consecutive-year average compensation over the prior ten-year period of employment at the Company, 3M and General Electric, another prior employer." So Boeing shareholders are being asked to fund a pension potentially based on what 3M and GE paid McNerney, rather than what they themselves paid him. Such an arrangement would seem to take inappropriate to a new level. Source: The Corporate Library.

The above executive pay practice reinforces the reason to take one step forward now regarding executive pay and vote yes for:

Performance Based Stock Options
Yes on 3

Notes:

David Watt, 23401 N.E. Union Hill Road, Redmond, WA 98053 sponsors this proposal.

[Rule 14a-8 Proposal, November 21, 2006]
3 Separate the Roles of CEO and Chairman
RESOLVED: Shareholders request that our Board establish a rule (firmly specified in our charter or bylaws if feasible) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2007 shareholder meeting.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

It is important to take a step forward and support this one proposal to improve our corporate governance since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

€ The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:

³D² in Overall Board Effectiveness.

³Very High Concern² in CEO Compensation.

³High² in Overall Governance Risk Assessment.

€ We had no Independent Board Chairman Independent oversight concern.

€ Plus our Lead Director, Mr. Duberstein, was a director for scandal-ridden Fannie Mae (FNM) and worked as a lobbyist.

€ The Chair of our Governance Committee, Ms. Ridgway had a history of serving on boards rated ³D² or ³F² by The Corporate Library.

€ Mr. Duberstein and Ms. Ridgway each held 5 board seats Over-extension concern.

€ Our CEO came from 3M with a board rated ³F² overall by The Corporate Library during his tenure.

€ Mr. Biggs was designated as an ³Accelerated Vesting² director by The Corporate Library due to his involvement with a board that accelerated the vesting of stock options just prior to implementation of FAS 123R policies in order to avoid recognizing the related expense which is now required.

€ There are too many active CEOs on our board with 4 Independence and over-commitment concern.

€ Cumulative voting was not allowed.

€ Our directors could be elected for 3-years with one-vote from our 800-plus million voting shares.

€ Furthermore, our management attempted and failed 2-times to exclude this topic from even a shareholder vote. This is in correspondence to the Securities and Exchange Commission. Further details are in The Boeing Company (Jan. 27, 2005) and The Boeing Company (March 10, 2005
Reconsideration) available through SECnet at http://www.wsb.com/.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to:

Separate the Roles of CEO and Chairman
Yes on 3

Notes:

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359 sponsors this proposal.

[Rule 14a-8 Proposal, November 22, 2006]
3 Subject Any Future Poison Pill to a Shareholder Vote RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been terminated.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 sponsors this proposal.

"Poison pills Š prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."
"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, ŒGive up more of your freedom and I'll take care of you.'"
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

'That's the key negative of poison pills instead of protecting investors, they can also preserve the interests of management deadwood as well.'

Morningstar.com, Aug. 15, 2003

According to the book Power and Accountability by Nell Minow and Robert Monks: 'All poison pills raise question of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholdersŠ'

Subject Any Future Poison Pill to a Shareholder Vote Yes on 3

[Rule 14a-8 Proposal, October 17, 2006]
3 Shareholder Vote on Executive Pay
RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the 'directors remuneration report.' Such a vote isn't binding, but allows stockholders a clear voice which could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input. See 'Pay Without Performance' by Lucian Bebchuk and Jesse Fried.

Accordingly, we ask our board to allow stockholders to express their view about senior executive compensation practices by establishing an annual referendum process. The results of such a vote would provide our management with useful information about whether stockholders view the company's compensation practices, as reported each year in the Compensation Committee Report, to be in shareholders' best interests.

Important Because Our Board Has a Record of Overcompensation

The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment firm rated our company 'Very High Concern' in CEO Compensation $28 million. The Corporate Library said:

€ The amount of the CEO's ³Other Annual Compensation² questions the board's ability to ensure that the executive compensation process is sufficiently performance-related.
€ The amount of the CEO¹s ³All Other Compensation² questions the board's ability to ensure that the executive compensation process is sufficiently performance-related.
€ The CEO¹s total annual compensation exceeds the median for a company of this size by more than 20%.
€ The CEO¹s total compensation for the reported period, including realized options, exceeds the median for a company of this size by more than 20%.

Also the Chairman of our Compensation Committee, Mr. Duberstein, was a CEO. CEOs seem to have a hard time saying no to one another according to The Corporate Library. Mr. Duberstein was also on the Fannie Mae (FNM) board rated D by The Corporate Library.

Thus we ask our board to allow stockholders to express their view about senior executive pay.

Shareholder Vote on Executive Pay
Yes on 3

Shareholder Rights Plan

Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire. If the rights plan is not approved by a majority of the votes cast on this issue, the plan will immediately terminate.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 20, 2006

The Boeing Company
100 N. Riverside
Chicago, IL 60606

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent"), which the Proponent intends to present at the Company's 2007 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 5, 2006 (the "Certificate of Incorporation");

(ii) the By-Laws of the Company (the "Bylaws"); and

(iii) the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

Discussion

You have asked our opinion as to whether the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law.

I. The Bylaw Contemplated by the Proposal Would Not Differ Substantively from the Company's Policy Regarding Rights Plans

The bylaw contemplated by the Proposal (the "Proposed Bylaw"), if adopted, would not differ substantively from the Company's current policy with regard to rights plans (the "Rights Plan Policy"). Whether the restrictions on the ability of the Company's Board of Directors (the "Board") to adopt a "poison pill" (i.e., a rights plan) are set forth in a Board policy or the Bylaws, the Board would be subject to the same fiduciary duties to the Company and its stockholders in considering whether to adopt a rights plan. Put differently, any policy or bylaw providing for such restrictions that is not made subject to the Board's fiduciary duties would be invalid under Delaware law.

The Rights Plan Policy, which is set forth in the Company's Corporate Governance Principles, provides as follows:

> [The Company] does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall

> be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a shareholder vote or redeem the plan or cause it to expire. If the rights plan is not approved by a majority of the votes cast on this issue, the plan will immediately terminate.

The Delaware courts have recognized that a board of directors is authorized to adopt policies such as the Rights Plan Policy that may have the practical effect of a bylaw provision. See, e.g., Unisuper Ltd. v. News Corp., C.A. No. 1699-N, slip op. at 13 (Del. Ch. Dec. 20, 2005) (recognizing that a board of directors could agree to adopt a board policy agreeing to submit the final decision on whether or not to extend a stockholder rights plan to a vote of the corporation's stockholders). A board of directors, in the exercise of its fiduciary duties and in the absence of a contractual right to the contrary, may amend or repeal a board policy.[1] See News Corp., slip. op at 13 (stating "[t]his Court's statement about board policies in [In re General Motors (Hughes) Litig., 2005 WL 1089021 (Del. Ch.)] simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well."). In certain circumstances, however, a board may be constrained from abandoning any such policy. See id. ("If a board enters into a contract to adopt and keep in place a resolution (or a policy) that others justifiably rely upon to their detriment, that contract may be enforceable, without regard to whether resolutions (or polices) are typically revocable by the board at will."); see also In re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990) (finding that a board of directors could agree by a contract with its stockholders not to adopt a new stockholder rights plan or extend the term of its existing plan without a stockholder vote).

The restrictions on the adoption of rights plans set forth in the Rights Plan Policy would have a similar effect, and would be subject to the same limitations, if included in the Bylaws. As with the Rights Plan Policy, the Board could, subject to its fiduciary duties and in the absence of any contractual rights to the contrary, unilaterally amend or repeal the Proposed Bylaw (if implemented). Section 109(a) of the General Corporation Law provides that "any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors."[2] The Delaware courts have endorsed the view that a board of directors, if properly empowered in accordance with Section 109(a) and acting in accordance with its fiduciary duties, may unilaterally adopt, amend and repeal the corporation's bylaws, except in limited circumstances where the bylaws create a vested contractual right. See Kidsco, Inc. v. Dinsmore, 674 A.2d 483, 492 (Del. Ch. 1995) (finding that "although the by-laws are a contract between the corporation and its stockholders, the contract was subject to the board's

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[1] We have been advised, and have accordingly assumed, that the Board has not agreed to limit its ability to alter, amend or repeal the Rights Plan Policy.

[2] Sub-section (d) of Article NINTH of the Bylaws confers such power upon the Board, and Section 1 of Article VIII of the Bylaws confirms this power.

power to amend the by-laws unilaterally"); American Int'l Rent a Car, Inc v. Cross, 1984 WL 8204 (Del. Ch.) (declining to enjoin the board's unilateral adoption of a bylaw and noting that "plaintiff has not met its burden of rebutting the presumption of the business judgment rule that the Board acted to amend the bylaw in the good faith belief that such action was in the best interests of the company and its stockholders."); Salaman v. National Media Corp., 1992 WL 808095 (Del.Super.) (finding, in the context of a vested right to indemnification arising under the corporation's bylaws, that the "power to alter, amend, or repeal bylaws cannot confer authority to make an amendment which amounts to the destruction or impairment of vested or contract rights.").

As discussed in greater detail in Section II, infra, the decision to adopt a rights plan rests solely with the Board under Sections 141(a) and 157 of the General Corporation Law, and any restriction on the Board's ability to adopt a rights plan could cause it to breach its fiduciary duties to the Company and its stockholders. In general, the Board's fiduciary duties include the duty of care, which has been described as a duty "to act in an informed and deliberate manner," Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985), as well as the duty of loyalty, which a director is viewed as having discharged "when he is in a position to base his decision on the merits of the issue rather than being governed by extraneous considerations or influences." Kaplan v. Wyatt, 499 A.2d 1184, 1189 (Del. 1985). Because the Board is required under Delaware law to exercise its fiduciary duties in managing the business and affairs of the Company, it may not commit to divest itself of its duty to take any action, including the adoption of a rights plan, that it determines to be in the best interests of the Company and its stockholders. As a result, any Board policy or bylaw restricting the ability of the Board to adopt a rights plan must contain a "fiduciary out" clause that would enable the Board to adopt a rights plan without seeking a stockholder vote if the Board, in the exercise of its fiduciary duties, determines that doing so is in the best interests of the Company and its stockholders.

II. The Bylaw Amendment Contemplated by the Proposal Violates Delaware Law Because It Would Prevent the Board from Exercising Its Fiduciary Duties

The Rights Plan Policy incorporates the substance of the Proposed Bylaw (i.e., it provides that any rights plan be submitted to the stockholders prior to the adoption thereof), but it contains a "fiduciary out" clause. The Proposed Bylaw, by contrast, would require any current or future rights plan to be subject to a stockholder vote, regardless of the judgment of the Board (or any future Board) as to whether the adoption of a rights plan is in the best interests of the Company and its stockholders. In that regard, the Proposed Bylaw, if implemented, would impermissibly infringe upon the Board's authority under the General Corporation Law to manage the business and affairs of the Company and to exercise its fiduciary duties.

Sections 157 and 141(a) of the General Corporation Law provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in

> connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Thus, Section 157 confers upon the Board the authority to adopt a rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del.

1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors. Accordingly, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law . . . is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). The Delaware courts have long recognized the principle that directors, rather than stockholders, manage the business and affairs of the corporation. In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy. See, e.g., Grimes v. Donald, 673 A.2d 1207, 1214-15; but see News Corp., slip op. at 15-17.[3]

[3] In News Corp., the Court held that a board of directors of a Delaware corporation could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the corporation's stockholders. Similarly, in In re Nat'l Intergroup, the Court found that a board of directors could agree by a contract with its stockholders not to adopt a new stockholder rights plan or extend the term of its existing plan without a stockholder vote. Thus, each of News Corp. and In re Nat'l Intergroup involved a board of directors exercising its discretion to make a contractual agreement with stockholders to limit its managerial authority with respect to the efficacy of a stockholder rights plan. Boards of directors frequently limit their discretion by contract. For example, loan agreements often limit the ability of the board of directors to take certain actions without lender approval. See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law 1323, 1331 (Aug. 2001) (hereinafter referred to as "Coates and Faris") (noting that the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), should not be construed as prohibiting such contractual agreements because to read the case otherwise "would be absurd, as it would render unenforceable normal loan agreements (which frequently limit a board's authority to authorize certain corporate actions, such as dividends), and golden parachutes (which limit a board's ability to terminate an executive's employment with severance compensation"). However, a voluntary agreement by a board of directors to contractually limit its discretion with respect to the efficacy of a stockholder rights plan is distinguishable from the

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. Section 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. § 157(a) (emphasis added). Section 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...." See 8 Del. C. § 157(b) (emphasis added).[4] Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value hereof, as determined from time to time by the board of directors, or by stockholders if the certificate of incorporation so provides") (emphasis added).

It is well settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."); Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003) ("[The] role [of] judges is limited to applying the statute objectively and not revising it."). Since the Delaware legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by

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present case, where the Board's exercise of its discretion is purported to be dictated by stockholders.

Moreover, certain dictum in News Corp. is directly contrary to prior decisions of the Delaware Supreme Court. In News Corp., the Delaware Court of Chancery stated: "Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders, who are the ultimate holders of power under Delaware law." Slip op. at 17. The Court's suggestion that directors, as agents, are obligated to follow the wishes of a majority of the corporation's shares is contrary to Delaware case law holding that directors, not stockholders, manage the business and affairs of Delaware corporations. See Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) (noting that requiring a board of directors to submit a stockholder rights plan to a vote of stockholders was wholly inconsistent with Delaware law).

[4] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

board action (absent a provision of the certificate of incorporation to the contrary), it must be presumed that only directors may authorize the creation of rights pursuant to a rights plan.[5]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a provision of the certificate of incorporation to the contrary, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2005 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein");[6] see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2005) (hereinafter "Drexler"). The Proposed Bylaw violates this statutory design to the extent it provides that the stockholders, rather than the Board, shall have the ultimate authority to adopt a rights plan.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3

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[5] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[6] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[7] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[8] A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

---

[7] But see News Corp., slip op. at 15-17; In Re Nat'l Intergroup, Inc.

[8] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the Board of Directors by statute, unless otherwise provided by the certificate of incorporation.

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority with regard to the adoption of a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-30 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added); but see News Corp., slip op. at 15-17.

Requiring a board submit any rights plan to a stockholder vote would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. The "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same). Directors who improperly delegate or limit their freedom with respect to managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board of directors has a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). This duty derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). As a result of the fiduciary duty of care, a board of directors may not foreclose its ability to defend the corporation's stockholders against an unfair takeover offer.

The Proposed Bylaw would require the Board to submit a rights plan to a stockholder vote, in all cases and without exception, prior to the adoption thereof by the Board. As a result, the Proposed Bylaw would effectively remove from the Company's directors the discretion to take advantage of a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determined in the good faith exercise of its fiduciary duties that adopting a rights plan would be in the best interests of the Company and its stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). If the Company were faced with an inequitable or abusive takeover threat, submitting the question of whether to adopt a rights plan to a stockholder vote could impose substantial loss of control and the Board's ability to respond as necessary to protect the interests of the Company and its stockholders would be substantially diminished. The directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices in those circumstances could be critical to the exercise by the directors of their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board to eliminate its control over the decision to adopt a rights plan would significantly curtail the ability of the Board (and the ability of any future Board) to fulfill its fiduciary duties to the Company and its stockholders. Yet this is precisely what the Proposed Bylaw would do: it would require the Board divest itself of the authority to use one of the most effective means available to ward off an abusive or inequitable takeover threat, regardless of whether taking such action would be in the best interests of the stockholders. To that extent, the Proposed Bylaw, if implemented, would cause the Board to violate its fiduciary duty to manage the business and affairs of the Company as provided in Section 141(a) of the General Corporation Law.

III. The Proposal Purports to Require the Board to Amend the Certificate of Incorporation

To the extent the Proposal requires the Board to amend the Certificate of Incorporation without considering the advisability of such amendment and submitting it to a stockholder vote, the Proposal, if adopted by the stockholders, would be invalid under Delaware law. The Proposal requests that the Board "adopt a bylaw or charter amendment" requiring that the adoption of any current or future rights plan be subject to a stockholder vote. Under the General Corporation Law, the Board may not unilaterally adopt an amendment to the Certificate of Incorporation. Section 242 of the General Corporation Law addresses the requirements for amending the certificate of incorporation of a Delaware corporation and provides, in pertinent part:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1). Thus, Section 242(b) of the General Corporation Law would require the Board to declare the amendment to the Certificate of Incorporation advisable and submit such amendment to the stockholders for adoption thereby, but would not permit the Board to effect unilaterally such amendment. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381 (emphasis added); accord AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d 1188, 1195 (Del. Ch. 1999); see also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); Drexler, § 32.04 ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely.").

In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's failure to make an advisability determination when required by statute. Section 251 of the General Corporation Law (like Section 242(b)) requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action. See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement."). The Delaware courts have consistently held that directors who fail to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d at 65 (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders.") (emphasis added); accord Jackson v. Turnbull, slip op. at 41.

Based on the foregoing, the Board cannot approve the amendment to the Certificate of Incorporation contemplated by the Proposal under Section 242(b) of the General Corporation Law without first determining that such amendment is advisable and in the best interests of all of the Company's stockholders.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that: (1) there is no substantive difference between including restrictions on the ability of the Board to adopt a rights plan in a Board-adopted policy or the Bylaws, since in either case the Board would be subject to the same fiduciary duties to the Company and its stockholders in considering whether to adopt a rights plan or to amend or repeal any such policy or bylaw; (2) because the Proposed Bylaw does not include a "fiduciary out" clause that would enable the Board to adopt a rights plan without seeking a stockholder vote if the Board, in the exercise of its fiduciary duties, determines that doing so is in the best interests of the Company and its stockholders, the Proposed Bylaw, if implemented, would be invalid under the General Corporation Law; and (3) to the extent the Proposal requires the Board to adopt an amendment to the Certificate of Incorporation without first determining that such amendment is advisable and in the best interests of all of the Company's stockholders and submitting such amendment to a stockholder vote, the Proposal, if implemented, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JMZ

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 28, 2006

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be subject to shareholder vote as soon as possible.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END